Exhibit 99.29

RELEASE AGREEMENT

This Release Agreement (this “Agreement”) is made and entered into, effective as of January 25, 2024 (the “Effective Date”), by and between Selina Hospitality PLC, a company incorporated in England and Wales with registered number 13931732, whose registered office is at 27 Old Gloucester Street, London WC1N 3AX (“Selina PLC”), each of the Persons set forth on Schedule 3 hereto (each, a “Company Party”) (together with Selina PLC, the “Company Parties”), each of the Persons set forth on Schedule 1 (each an “Administrative Released Party”); each of the Persons set forth on Schedule 4 (the “Osprey Creditors”); and each of the Persons set forth on Schedule 5 (the “Bondholders”). Selina PLC, the Company Parties, the Administrative Released Parties, the Osprey Creditors, and the Bondholders are also referred to herein collectively as the “Parties” and individually as a “Party.”

WHEREAS, the Parties are entering into the Implementation Documents; and

WHEREAS, each of the Parties hereto desires to release the other Parties from certain claims and other matters simultaneously with the execution of the Implementation Documents and the Restructuring and the consummation of the transactions contemplated thereby. Capitalized terms used but not otherwise defined herein have the meanings given to them in Annex A.

NOW THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

1. Release

a Osprey Creditors Release. Effective upon the Effective Date, each of the Osprey Creditors, for and on behalf of itself and on behalf of its Connected Parties (the “Osprey Creditors Releasing Parties”), irrevocably, unconditionally, fully and absolutely, to the fullest extent permitted by law, waives, releases and discharges all Claims that it ever had, may have or hereafter can, shall or may have against the Adviser Released Parties, the Administrative Released Parties, the Bondholders and the Company Parties, in each case, in relation to or in connection with or in any way arising out of: (i) the negotiation, preparation or implementation of the Restructuring and the Implementation Documents or any transactions contemplated therein; (ii) the execution of the Implementation Documents or any other documents required to implement the transactions contemplated by the Implementation Documents or the taking of any steps or actions necessary or desirable to implement the Restructuring; and/or (iii) any event, act, omission or other occurrence taking place on or prior to the Effective Date based on or relating to any member of the Group, or in any manner based on, relating to, or arising from the Restructuring or the Implementation Documents (the “Osprey Creditors Released Claims”).

b Bondholders Release. Effective upon the Effective Date, each of the Bondholders for and on behalf of itself and on behalf of its Connected Parties (the “Bondholders Releasing Parties”), irrevocably, unconditionally, fully and absolutely, to the fullest extent permitted by law, waives, releases and discharges all Claims that it ever had, may have or hereafter can, shall or may have against the Adviser Released Parties, the Administrative Released Parties, the Osprey Creditors and the Company Parties, in each case, in relation to or in connection with or in any way arising out of: (i) the negotiation, preparation or implementation of the Restructuring and the Implementation Documents or any transactions contemplated therein; (ii) the execution of the Implementation Documents or any other documents required to implement the transactions contemplated by the Implementation Documents or the taking of any steps or actions necessary or desirable to implement the Restructuring; (iii) the Pre-Existing Notes, the Pre-Existing Notes Indenture and/or any “Transaction Agreement”, as defined therein; and/or (iv) any event, act, omission or other occurrence taking place on or prior to the Effective Date based on or relating to any member of the Group, or in any manner based on, relating to, or arising from the Restructuring or the Implementation Documents (the “Bondholders Released Claims”).

c Company Parties Release. Effective upon the Effective Date, each of the Company Parties for and on behalf of itself and on behalf of its Connected Parties (other than any Bondholders that may be considered a Connected Party and the Osprey Creditors upon becoming Connected Parties) (the “Company Parties Releasing Parties”), irrevocably, unconditionally, fully and absolutely, to the fullest extent permitted by law, waives, releases and discharges all Claims that it ever had, may have or hereafter can, shall or may have against the Adviser Released Parties, the Administrative Released Parties, the Bondholders and the Osprey Creditors, in each case, in relation to or in connection with or in any way arising out of: (i) the negotiation, preparation or implementation of the Restructuring and the Implementation Documents or any transactions contemplated therein; (ii) the execution of the Implementation Documents or any other documents required to implement the transactions contemplated by the Implementation Documents or the taking of any steps or actions necessary or desirable to implement the Restructuring; and/or (iii) any event, act, omission or other occurrence taking place on or prior to the Effective Date based on or relating to any member of the Group, or in any manner based on, relating to, or arising from the Restructuring or the Implementation Documents (the “Company Parties Released Claims”).

d Administrative Released Parties Release. Effective upon the Effective Date, each of the Administrative Released Parties for and on behalf of itself and on behalf of its Connected Parties (the “Administrative Released Parties Releasing Parties”, together with the Company Parties Releasing Parties, the Bondholders Releasing Parties, and the Osprey Creditors Releasing Parties, the “Releasing Parties”), irrevocably, unconditionally, fully and absolutely, to the fullest extent permitted by law, waives, releases and discharges all Claims that it ever had, may have or hereafter can, shall or may have against the Adviser Released Parties, the Company Parties, the Bondholders and the Osprey Creditors, in each case, in relation to or in connection with or in any way arising out of: (i) the negotiation, preparation or implementation of the Restructuring and the Implementation Documents or any transactions contemplated therein; (ii) the execution of the Implementation Documents or any other documents required to implement the transactions contemplated by the Implementation Documents or the taking of any steps or actions necessary or desirable to implement the Restructuring; and/or (iii) any event, act, omission or other occurrence taking place on or prior to the Effective Date based on or relating to any member of the Group, or in any manner based on, relating to, or arising from the Restructuring or the Implementation Documents (the “Administrative Released Parties Released Claims,” together with the Company Parties Released Claims, the Bondholders Released Claims, and the Osprey Creditors Released Claims, the “Released Claims”).

e Indenture Defaults. With effect on and from the Effective Date, each of the Bondholders hereby acknowledges and agrees that: (i) each and every Default and Event of Default under and as defined in the Pre-Existing Notes Indenture is hereby fully and finally waived; (ii) each and every right of any Bondholders the trustee under the Pre-Existing Notes Indenture to take any action in respect of such Default or Event of Default is fully and finally released; and (iii) any actions taken by a Released Party in connection with the Restructuring and/or the Implementation Documents shall not constitute a breach of, or an event of default under, the Notes or the Notes Instruments.

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f Osprey Note Defaults. With effect on and from the Effective Date, each of the Osprey Creditors hereby acknowledges and agrees that: (i) each and every Default and Event of Default under and as defined in the Osprey Notes is hereby fully and finally waived; (ii) each and every right of any Osprey Creditor to take any action in respect of such Default or Event of Default is fully and finally released; and (iii) any actions taken by a Released Party in connection with the Restructuring and/or the Implementation Documents shall not constitute a breach of, or an event of default under, the Osprey Notes.

2. Covenant Not to Sue. Without prejudice to Section 1 (Release) and subject to Section 3 (Limitations), each Party hereby irrevocably covenants with each other Party for the benefit of each of the Released Parties, on and from the Effective Date, to the extent permitted by law: (i) not to commence, take or continue or support any person commencing, taking or continuing or instruct any person to commence, take or continue any proceedings, against any Released Party or their respective Connected Parties in respect of any Claim of the relevant Released Parties in any way arising out of the preparation, negotiation, sanction, consummation and/or implementation of the Restructuring and/or the other Implementation Documents and/or the carrying out of any steps, actions and/or transactions necessary or desirable to implement the transactions contemplated thereby in accordance with their terms, as applicable, or any other Claims purported to be released by this Agreement; (ii) not to commence, take or continue or support any person commencing, taking or continuing or instruct any person to commence, take or continue any proceedings against any Released Party or their respective Connected Parties which imposes or attempts to impose upon any of them any Claim whatsoever in connection with the preparation, negotiation, sanction, consummation and/or implementation of the Restructuring and/or the other Implementation Documents and/or the carrying out of any steps, actions and/or transactions necessary or desirable to implement the transactions contemplated thereby in accordance with their terms, as applicable; and (iii) not to prove, or seek to prove, in any insolvency of any member of the Group (if applicable) in respect of any Claims purported to be released by this Agreement.

3. Limitations. Notwithstanding any provisions of Section 1 (Release) or Section 2 (Covenant Not to Sue), to the contrary, no waiver, release, discharge, covenant or undertaking under the terms of Section 1 (Release) or Section 2 (Covenant Not to Sue) shall apply to: (i) any Claim of any Adviser Released Party or any auditor of any Company Party arising under a duty of care to such Adviser Released Party’s or auditor’s client or arising under a duty of care to another person which has been specifically and expressly accepted or acknowledged in writing by that Adviser Released Party or auditor; (ii) any Claim (or any remedy in respect thereof) arising or resulting from fraud or willful misconduct by any Released Party; (iii) any Claim of a Party arising under any of the Implementation Documents which may arise or accrue in relation to acts, omissions and/or circumstances occurring after the Effective Date; or (iv) any Claim arising out of or relating to any of the Pari Passu Debt Documents (as defined in the Intercreditor Agreement) other than to the extent expressly waived pursuant to paragraph f of Section 1 (Release).

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4. Acknowledgements. The releases (including the Released Claims) contemplated by this Agreement (collectively, the “Releases”) are severable. If any Release is declared invalid or unenforceable, that will not affect the validity and enforceability of any other Release. In addition, each Releasing Party (a) represents, warrants and acknowledges that it is familiar with the contents of Section 1542 of the Civil Code of the State of California (“Section 1542”) and (b) expressly, knowingly, and intentionally waives and relinquishes any rights or benefits under Section 1542 and of any similar state or federal statute or common law principle of any jurisdiction that limits the scope of a general release. Section 1542 states:

“A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS THAT THE CREDITOR OR RELEASING PARTY DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE AND THAT, IF KNOWN BY HIM OR HER, WOULD HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR OR RELEASED PARTY.”

Each Releasing Party acknowledges and agrees that it has fully read, understands, and voluntarily entered into this Agreement and has had the opportunity to consult with its own counsel before signing this Agreement, including but not limited to with respect to the contents and meaning of Section 1542.

5. Authorization; Enforceability. Each Party has the authorization and capacity to execute and perform this Agreement. This Agreement has been duly authorized, executed, and delivered by each Party and constitutes a legal, valid, and binding agreement of such Party, enforceable against such Party in accordance with its terms, except to the extent enforcement may be affected by applicable law.

6. Turnover.

(a) Each Party (“Turnover Party”) shall hold on trust for the benefit of the Released Parties and/or for the benefit of each other member of the Group (as applicable) any recovery made against such person and received by such Turnover Party after the Effective Date, pursuant to any Claim released or purported to be released pursuant to Section 1 (Release) above, and the relevant Turnover Party shall turn over any such recovery to the relevant Released Parties and/or each other member of the Group (as applicable) without set-off, counterclaim or deduction.

(b) To the extent that the asset comprising the recovery cannot be held on trust by the relevant Turnover Party, the relevant Turnover Party shall pay to the relevant Released Party and/or other member of the Group (as applicable) an amount equal to that recovery immediately upon demand being made by the relevant Released Party and/or other member of the Group (as applicable), without set-off, counterclaim or deduction.

7. Notice.

(a) Any notice provided for in this Agreement shall be in writing and shall be delivered personally, by overnight mail, or by email and registered U.S. mail, with postage prepaid to the address below each Party’s signature or any other address notified in accordance with Section 7(d).

(b) A Notice shall be deemed to have been served: (i) if delivered by hand, at the time of delivery; (ii) if sent by e-mail, at the time of transmission by the sender; (iii) if sent by pre-paid first class recorded mail, on the second business day after (and excluding) the day of posting; or (iv) if sent by pre-paid airmail, on the fifth business day after (and excluding) the day of posting; provided that if a Notice would otherwise be deemed to have been delivered outside normal business hours, it shall be deemed to have been delivered at the next opening of such business hours.

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(c) In proving service of a Notice, it shall be sufficient to show that delivery by hand was made or that the envelope containing the Notice was properly addressed and posted as a first class prepaid letter or that the e-mail was successfully transmitted to the correct e-mail address, whether or not opened or read by the recipient.

(d) A party may notify the other parties to this Agreement of a change to its name, relevant addressee, address or e-mail address for the purposes of Section 7(a), provided that such notification shall only be effective on: (i) the date specified in the notification as the date on which the change is to take place; or (ii) if no date is specified or the date specified is less than five clear days after the date on which notice is deemed to have been served, the date falling five clear days after notice of any such change is deemed to have been given.

(e) This Section 7 shall not apply in relation to the service of any proceedings or other documents relating to or in connection with any legal action.

8. Rights of Third Parties. The Parties agree and acknowledge that the Adviser Released Parties may rely upon and enforce the terms of the Released Claims; and the Parties further agree that (i) each Released Party and each Subsidiary of a Company Party, in each case that is not party to this Agreement, shall benefit from and be entitled to rely on all of the provisions of this Agreement and (ii) this Agreement shall be enforceable by such Persons against the Parties to this Agreement to the same extent as if they were Party.

9. Miscellaneous.

(a) Expenses. Unless otherwise agreed, each Party shall pay its own costs in connection with the negotiation, preparation, execution and delivery of this Agreement. If a Party is in non- compliance with any term of this Agreement (a “Defaulting Party”), it shall pay all fees, costs and expenses (including legal fees) and any taxes thereon (including value added and similar taxes) incurred by any Party that is not a Defaulting Party (a “Non-Defaulting Party”) in pursuing, enforcing, preserving and/or prosecuting any of such Non-Defaulting Party’s rights and remedies under or in connection with the Implementation Documents.

(b) Procurement. Where a procurement obligation is expressed to apply to any Party, such Party shall procure that the person(s) to whom the procurement is expressed to apply enters into such documentation as the relevant Party requires to give effect to the terms of this Agreement.

(c) Further Assurances. On and from the Effective Date, each Party shall, at the reasonable request of any other Party, do all such things and enter into and execute all such deeds, documents, memoranda, agreements or instruments as may be reasonably requested to give effect to the provisions of this Agreement, including in accordance with the terms of the Implementation Documents, provided that no Party shall be required to incur any material out-of-pocket costs or expenses unless the Party making the request has agreed in writing to meet those costs or expenses.

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(d) Modification and Waiver. No modification of or amendment to this Agreement and no waiver of any breach of this Agreement will be effective unless in writing and signed by an authorized representative of the Party against whom enforcement is sought. Failure by any Party to exercise or enforce any right under this Agreement, no matter how long the same may continue, will not be deemed a waiver of such right by such Party. No waiver of any provision of, or consent to any breach of, this Settlement Agreement will be deemed a waiver of any other provision of, or consent to any subsequent breach of, this Agreement. A Party’s consent to or approval of an act or omission on any one occasion will not be deemed a consent to or approval of said act or omission on any subsequent occasion, or a consent to or approval of any other act or omission on the same or any subsequent occasion.

(e) Interpretation: This Agreement shall be construed as though jointly drafted by each of the Parties and shall not be strictly construed against either Party.

(f) Entire Agreement. This Agreement constitutes the entire agreement among the Parties and supersede all other prior agreements and understandings, both written and oral, among or between any of the Parties with respect to the subject matter hereof and thereof. Any amendments, or alternative or supplementary provisions, to this Agreement must be made in writing and duly executed by each Party. If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provision shall be excluded from this Agreement and the balance of the Agreement shall be interpreted as though such provision were so excluded and shall be enforceable in accordance with its terms.

(g) Severability. If any provision of this Agreement or if the application of this Agreement to any person, entity or circumstance shall be held by a court of competent jurisdiction to be invalid or unenforceable, the remainder of this Agreement or the application of such provision to persons, entities or circumstances other than those as to which it is held invalid or unenforceable shall not be affected, and each provision of this Agreement shall be enforced to the fullest extent permitted by law.

(h) Counterparts. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method, and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

(i) Governing Law. This Agreement and all actions arising out of or in connection with this Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to the conflicts of law provisions of the State of New York or of any other state.

(j) Successors and Assigns. Except as otherwise expressly provided herein, all covenants and agreements contained in the Agreement by or on behalf of any of the Parties hereto shall bind and inure to the benefit of the respective successors and assigns of the Parties hereto.

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IN WITNESS WHEREOF the parties have caused this Agreement to be duly executed and delivered by their proper and duly authorized officers as of the date first set forth above.

SELINA HOSPITALITY PLC,

By:	/s/ RAFAEL MUSERI
Name:	Rafael Museri
Title:	CEO

SELINA BRAND HOLDINGS LIMITED,
as Company Party

By:	/s/ RAFAEL MUSERI
Name:	Rafael Museri
Title:	CEO

SELINA NOMAD LIMITED,
as Company Party

By:	/s/ RAFAEL MUSERI
Name:	Rafael Museri
Title:	CEO

SELINA NORTH AMERICA HOLDINGS LIMITED,
as Company Party

By:	/s/ RAFAEL MUSERI
Name:	Rafael Museri
Title:	CEO

[Signature Page – Selina Mutual Release Agreement]

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SELINA MANAGEMENT COMPANY UK LTD,
as Company Party

By:	/s/ RAFAEL MUSERI
Name:	Rafael Museri
Title:	CEO

SELINA OPERATION ASTORIA HOTEL LLC,
as Company Party

By:	/s/STEVEN O’HAYON
Name:	Steven O’Hayon
Title:	Director

SELINA OPERATION CHELSEA LLC,
as Company Party

By:	/s/STEVEN O’HAYON
Name:	Steven O’Hayon
Title:	Director

SELINA OPERATIONS US CORP.,
as Company Party

By:	/s/ RAFAEL MUSERI
Name:	Rafael Museri
Title:	CEO

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SELINA OPERATION CHICAGO LLC,
as Company Party

By:	/s/STEVEN O’HAYON
Name:	Steven O’Hayon
Title:	Director

SELINA OPERATION NEW ORLEANS LLC,
as Company Party

By:	/s/STEVEN O’HAYON
Name:	Steven O’Hayon
Title:	Director

SELINA RY HOLDING INC.,
as Company Party

By:	/s/ RAFAEL MUSERI
Name:	Rafael Museri
Title:	CEO

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LUDMILIO LIMITED,
as Administrative Released Party

By:	/s/ SAM WEINROTH
Name:	Sam Weinroth
Title:	Director

AETHER FINANCIAL SERVICES UK LIMITED,
as Administrative Released Party

By:	/s/ BORIS BETREMIEUX
Name:	Boris Bétrémieux
Title:	Managing Director

WILMINGTON SAVINGS FUND SOCIETY, FSB,
acting not in its own capacity but solely in its capacity as notes trustee as Administrative Released Party

By:	/s/ANITA WOOLERY
Name:	Anita Woolery
Title:	Vice President

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OSPREY INVESTMENTS LIMITED,
as Osprey Creditor

By:	/s/ GIORGOS GEORGIOU
Name:	Giorgos Georgiou
Title:	Director

OSPREY INTERNATIONAL LIMITED,
as Osprey Creditor

By:	/s/ GIORGOS GEORGIOU
Name:	Giorgos Georgiou
Title:	Director

PERTNOT LIMITED,
as Osprey Creditor

By:	/s/ COSTAS CHRISTOFIDES
Name:	Costas Christofides
Title:	Director

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EMPERY TAX EFFICIENT, LP,
By: Empery Asset Management, LP, its authorized agent
as Bondholder

By:	/s/RYAN LANE
Name:	Ryan Lane
Title:	Managing Member

EMPERY ASSET MASTER, LTD,
By: Empery Asset Management, LP, its authorized agent
as Bondholder

By:	/s/RYAN LANE
Name:	Ryan Lane
Title:	Managing Member

EMPERY DEBr OPPORTUNITY FUND, LP,
By: Empery Asset Management, LP, its authorized agent
as Bondnolder

By:	/s/RYAN LANE
Name:	Ryan Lane
Title:	Managing Member

[Signature Page - Selina Mutual Release Agreement]

ALTIUM GROWTH FUND, LP,
as Bondholder

By:	/s/ MARK GOTTLIEB
Name:	Mark Gottlieb
Title:	COO

[Signature Page - Selina Mutual Release Agreement]

GUINES, LLC,
as Bondholder

By:	/s/ LAURA ROCHE
Name:	Laura Roche
Title:	COO/CFO Roystone Capital Management its Investement Manager

[Signature Page - Selina Mutual Release Agreement]

PCT PARTNERS LLC,
as Bondholder
By: Eagle Point Credit Management LLC., as advisor

By:	/s/TAYLOR PINE
Name:	Taylor Pine
Title:	Principal

EAGLE POINT CORE INCOME FUND LP,
as Bondholder
By: Eagle Point Credit Management LLC., as advisor

By:	/s/TAYLOR PINE
Name:	Taylor Pine
Title:	Principal

[Signature Page - Selina Mutual Release Agreement]

LMR MULTI-STRATEGY MASTER FUND LIMITED,
as Bondholder

By:	/s/ALLYSON HANLON
Name:	Allyson Hanlon
Title:	VP, Legal Counsel, LMR Partners LLC,
acting in its capacity as investment adviser to
LMR Multi-Strategy Master Fund Limited

LMR CCSA MASTER FUND LIMITED,
as Bondholder

By:	/s/ALLYSON HANLON
Name:	Allyson Hanlon
Title:	VP, Legal Counsel, LMR Partners LLC,
acting in its capacity as investment adviser to
LMR CCSA Master Fund Limited

[Signature Page - Selina Mutual Release Agreement]

MYRIAD MACRO MASTER FUND LIMITED,
as Bondholder

By:	/s/ ERIC CHANG
Name:	Eric Chang
Title:	Authorized Signatory

[Signature Page - Selina Mutual Release Agreement]

SHAKED PARTNERS FUND, LP
By: Shaked Investments Limited Partnership, its
general partner
as Bondholder

By:	/s/ SHAKED INVESTMENTS (G.P) LIMITED PARTNERSHIP
Name:
Title:

[Signature Page - Selina Mutual Release Agreement]

OPPENHEIMER & CO., INC.,
as Bondholder

By:	/s/ ERIC SCROGGINS
Name:	Eric Scroggins
Title:	Co-Head, Managing Director

[Signature Page - Selina Mutual Release Agreement]

PCT PARTNERS LLC,
as Bondholder
By: Eagle Point Credit Management LLC., as advisor

By:	/s/ TAYLOR PINE
Name:	Taylor Pine
Title:	Principal

EAGLE POINT CORE INCOME FUND LP,
as Bondholder
By: Eagle Point Credit Management LLC., as advisor

By:	/s/ TAYLOR PINE
Name:	Taylor Pine
Title:	Principal

[Signature Page - Selina Mutual Release Agreement]

SABA CAPITAL INCOME &
OPPORTUNITIES FUND
By: Saba Capital Management, L.P., its investment advisor
as Bondholder

By:	/s/MICHAEL D’ANGELO
Name:	Michael D’Angelo
Title:	Chief Operating Officer

SABA CAPITAL MASTER FUND, LTD.
By: Saba Capital Management, L.P., its investment advisor
as Bondholder

By:	/s/MICHAEL D’ANGELO
Name:	Michael D’Angelo
Title:	Chief Operating Officer

[Signature Page - Selina Mutual Release Agreement]

SKAANA PARTNERS, L.P.,
as Bondholder

By:	/s/ MAYANK PATEL
Name:	Mayank Patel
Title:	Member & COO of the General Partner

[Signature Page - Selina Mutual Release Agreement]

DCIG CAPITAL MASTER FUND, LP,
as Bondholder

By:	/s/ CHRIS WALSH
Name:	Chris Walsh
Title:	COO of the Investment Advisor, Deepcurrents Investment Group LLC

VERITION MULTI STRATEGY MASTER FUND LTD,
as Bondholder

By:	/s/ WILLIAM ANDERSON
Name:	William Anderson
Title:	Chief Financial Officer

MILLAIS LIMITED,
as Bondholder

By:	/s/ MICHAEL BELL
Name:	Michael Bell
Title:	Director

[Signature Page – Selina Mutual Release Agreement]

CIBANCO, S.A., I.B.M., solely as trustee under Trust No. F/1900,

as Bondholder

By	/s/ ALONSO ROJAS DINGLER
/s/ MONSERRAT URIARTE CARLÍN

Name:	Alonso Rojas Dingler and Monserrat Uriarte Carlín
Title:	Trustee delegates

[Signature Page - Selina Mutual Release Agreement]

ANNEX A

Definitions

“2029 Notes” means the notes due 2029 and governed by the 2029 Notes Indenture.

“2029 Notes Indenture” means the indenture dated on or around the date of this Agreement between, among others, Selina PLC and Wilmington Savings Fund Society FSB, as trustee.

“Adviser Released Party” means the persons or entities listed at Schedule 2 (Adviser Released Parties) to this Agreement.

“Affiliate” means, in relation to any person, a Subsidiary of that person or a Holding Company of that person or any other Subsidiary of that Holding Company.

“Beneficial Owner” means, with respect to any Notes, the beneficial owner of and/or the owner of the ultimate economic interest in those Notes.

“Claim” means all and any obligations, liabilities (including any present, future, actual or contingent or known or unknown obligation or liability), actual (or threatened) claim, counterclaim, damages, judgment, loss, dispute, any and all actual (or threatened) proceedings, legal challenge, complaints, demands, action, investigation, causes of action, litigation, arbitration, or similar and any and all penalties, charges, taxes, duties, levies, interest, fines, fees, costs and expenses (including any legal, advisor, and/or expert witness’ fees, costs and expenses) in connection with any of the foregoing and any and all rights of set-off, indemnities, guarantees and security created, and rights or interests of any kind or nature whatsoever and howsoever arising, whether past, present or future, actual, prospective or contingent, wherever geographically located or under any law or in equity whether derived from or under contract (including any misrepresentation, breach of duty, breaches or non-performance of contract), equity (including breach of duty), tort (including negligence, misrepresentation gross negligence and breach of duty), common law, statute (including breach of statutory duty and including civil or criminal breaches of the Companies Act 2006 or similar legislation) (including breaches or non-performance of contract), or in fact or in any other manner whatsoever, for contribution or for interest and/or costs and/or disbursements, whether or not for a fixed or unliquidated amount, whether filed or unfiled, whether asserted or unasserted, whether direct or indirect, whether foreseen or unforeseen, whether known or unknown, whether suspected or unsuspected, or not presently known to the relevant parties or to the law, whether owed or incurred severally or jointly, or as principal or surety.

“Connected Parties” means, in relation to a person, any of its current and former Affiliates or Related Entities, and each such person’s and its Affiliates’ and Related Entities’ current and former officers, managers, directors, predecessors, successors, and assigns, and each of their directors, officers, employees, agents, managed accounts or funds, management companies, fund advisors, advisory board members, financial advisers, partners, accountants, investment bankers, consultants, representatives and other professionals, each in their capacity as such.

“damages” means damages (including compensatory damages, expectation damages, consequential damages, general damages, pecuniary damages, non-pecuniary damages, liquidated damages, aggravated damages, nominal damages, restitutionary or disgorgement damages, punitive damages, speculative damages and/or statutory damages), awards, judgments, settlements or orders, of whatever nature and includes damages, awards, judgments, settlements or orders in contract (including misrepresentation, breach of duty and breach of contract), tort (including negligence, gross negligence and breach of duty), equity (including breach of duty), equitable compensation, statute and/or lack of power or authority or incorrect exercise of (or failure to exercise) the same or any right or remedy and any similar or analogous damages, awards or orders in any jurisdiction.

“Group” means Selina PLC and any direct or indirect subsidiary thereof.

“Holding Company” means, in relation to a person, any other person in respect of which it is a Subsidiary.

“Implementation Documents” means each document entered into on or around the date of this Agreement in relation to the consummation of the Restructuring.

“Intercreditor Agreement” means the intercreditor agreement dated on or around the date of this Agreement between, among others, Selina Nomad Limited, Selina Brand Holdings Limited and Aether Financial Services UK Limited.

“Notes” means the Pre-Existing Notes and the 2029 Notes.

“Notes Instruments” means the 2029 Indenture and the Pre-Existing Notes Indenture.

“Pre-Existing Notes” means the notes due 2026 and governed by the Pre-Existing Notes Indenture.

“Pre-Existing Notes Indenture” means the indenture dated 27 October 2022 between, among others, Selina PLC as issuer and Wilmington Trust, National Association, as trustee.

“Related Entity” in relation to a fund, vehicle, account or other person (the “First Entity”), means a fund, vehicle, account or other person which is managed or advised directly or indirectly by the same investment manager or investment adviser as the First Entity or is an Affiliate of a fund, vehicle, account or other person which is managed, controlled or advised by the same investment manager or investment adviser or, if it is managed by a different investment manager or investment adviser, a fund, vehicle, account or other person whose investment manager or investment adviser is an Affiliate of the investment manager or investment adviser of the First Entity or is an Affiliate of a fund, vehicle, account or other person whose investment manager or investment adviser is an Affiliate of the investment manager or investment adviser of the First Entity.

“Released Parties” means the Adviser Released Parties, the Administrative Released Parties, the Company Parties, the Osprey Creditors, the Bondholders and each such person’s Connected Parties.

“Restructuring” means the restructuring and investment transactions contemplated in the report made on Form 6-K issued by Selina PLC on December 4, 2023 to the Securities Exchange Commission in the United States of America located at https://www.sec.gov/Archives/edgar/data/1909417/000149315223043501/form6-k.htm and the transactions contemplated thereby.

“Subsidiary” means, with respect to any person, any corporation, association, partnership or other business entity of which more than 50% of the total voting power of shares or other interests (including partnership interests) entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers, general partners or trustees thereof is at the time owned or controlled, directly or indirectly, by (i) such person; (ii) such person and one or more Subsidiaries of such person; or (iii) one or more Subsidiaries of such person.

SCHEDULE 1

Administrative Released Parties

1.	Ludmilio Limited, a company incorporated under the laws of Cyprus, with incorporation number HE 414304, as security trustee;

2.	Aether Financial Services UK Limited, a company incorporated in England and Wales with registered number 11628828, whose registered office is at 23 Copenhagen Street, London, England, N1 0JB, as security agent; and

3.	Wilmington Savings Fund Society, FSB, a Federal savings bank, as notes trustee.

SCHEDULE 2

Adviser Released Parties

1.	Greenberg Traurig, LLP and its past and present, shareholders, managers, partners, members, officers, directors, employees and Affiliates as legal advisers to the Company Parties;

2.	Goodwin Procter (UK) LLP and Goodwin Procter LLP and their respective past and present, managers, partners, members, officers, directors, employees and Affiliates as legal advisers to the Osprey Creditors;

3.	Milbank LLP and its past and present, managers, partners, members, officers, directors, employees and Affiliates as legal advisers to the Bondholders;

4.	Arentfox Schiff LLP and its past and present, managers, partners, members, officers, directors, employees and Affiliates as legal advisers to Wilmington Savings Fund Society FSB.

SCHEDULE 3

The Company Parties

1.	SELINA BRAND HOLDINGS LIMITED, a private limited liability company, incorporated under the laws of England and Wales and with registration number 15220799, whose registered office is at 27 Old Gloucester Street, London WC1N 3AX;

2.	SELINA NOMAD LIMITED, a company incorporated in the UK (registered number 15221597) whose registered office is at 27 Old Gloucester Street, London, United Kingdom, WC1N 3AX;

3.	SELINA NORTH AMERICA HOLDINGS LIMITED, a company incorporated in the UK (registered number 15221940) whose registered office is at 27 Old Gloucester Street, London, United Kingdom, WC1N 3AX;

4.	SELINA MANAGEMENT COMPANY UK LTD, a company incorporated in the UK (registered number 10975317) whose registered office is at 102 Fulham Palace Road, London, England, W6 9PL;

5.	SELINA OPERATION ASTORIA HOTEL LLC, a company incorporated in Delaware;

6.	SELINA OPERATION CHELSEA LLC, a company incorporated in Delaware;

7.	SELINA OPERATIONS US CORP., a company incorporated in Delaware;

8.	SELINA OPERATION CHICAGO LLC, a company incorporated in Delaware;

9.	SELINA OPERATION NEW ORLEANS LLC, a company incorporated in Delaware; and

10.	SELINA RY HOLDING INC., a company incorporated in Delaware.

SCHEDULE 4

The Osprey Creditors

1.	OSPREY INVESTMENTS LIMITED, a company incorporated under the laws of Cyprus, with its registered address at 9E Foti Pitta Street, 1065, Nicosia, Cyprus, with incorporation number HE 229246;

2.	OSPREY INTERNATIONAL LIMITED, a company incorporated under the laws of Cyprus, with its registered address at 9E Foti Pitta Street, 1065, Nicosia, Cyprus, with incorporation number HE 385659; and

3.	PERTNOT LIMITED, a company incorporated under the laws of Cyprus, registered with the Register of Companies, with its registered address at Artemidos & Nikou Dimitriou, 54B, SCANNER AVENUE TOWER, 4th floor, 6027, Larnaca, Cyprus.

SCHEDULE 5

The Bondholders

1.	Saba Capital Income & Opportunities Fund, a trust registered in Massachusetts, with registration number 95-6874587;

2.	Saba Capital Master Fund, a company duly incorporated in Cayman Islands, with registration number 98-062-5567;

3.	CIBanco SA Trustee F1900, a company duly incorporated in Mexico, with tax identification number DBM150929NS0;

4.	Shaked Partners Fund, LP, a company duly incorporated in Cayman Islands, with registration number 500453154;

5.	Myriad Macro Master Fund Limited, a company duly incorporated in Cayman Islands, with registration number 98-1703257;

6.	LMR Multi-Strategy Master Fund Limited, a company duly incorporated in Cayman Islands, with registration number MC-232296;

7.	LMR CCSA Master Fund Limited, a company duly incorporated in Cayman Islands, with registration number MC-366030;

8.	Guines LLC, a company duly incorporated in Delaware, with registration number 84- 7013970;

9.	Skaana Partners, LP, a company duly incorporated in Delaware, with registration number 85-3958442;

10.	Empery Tax Efficient, LP, a company duly incorporated in Delaware, with registration number 38-3922633;

11.	Empery Asset Master, LTD, a company duly incorporated in Cayman Islands, with registration number 98-0571318;

12.	Empery Debt Opportunity Fund, LP, a company duly incorporated in Delaware, with registration number 83-3945137;

13.	Oppenheimer & Co. Inc. , a company duly incorporated in New York, with registration number 13-5657518;

14.	PCT Partners LLC, a company duly incorporated in Delaware, with registration number 51-0412836;

15.	Eagle Point Core Income Fund LP, a company duly incorporated in Connecticut, with registration number 98-1610914;

16.	Altium Growth Fund, LP, a company duly incorporated in Delaware, with registration number 822105101;

17.	DCIG Capital Master Fund, LP, a company duly incorporated in Delaware, with registration number 84-361383;

18.	Verition Multi Strategy Master Fund LTD, a company duly incorporated in Delaware, with registration number 84-361383; and

19.	Millais Limited, a company duly incorporated in Cayman Islands, with registration number 98-1407261 .